Exhibit 1

For Immediate Release	15 March 2010

WPP plc ("WPP")

Directors Dealings

WPP was notified on 11th March 2010  that Mr Timothy Shriver, a Non-executive director of the Company purchased on 10th March 2010, 1,000 WPP American Depository Receipts (ADR) at a price of $48.56 per ADR. Mr Shriver's holding in WPP is now the equivalent of 10,000 WPP ordinary shares.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204